
12061956

U.S. S[illegible] COMMISSION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5
Thereunder

SEC FILE NUMBER
8-37180

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wells Fargo Advisors, LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One North Jefferson
(No. and Street)

St. Louis	MO	63103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Lombardo — 314-875-2349
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

10 South Broadway	St. Louis	MO	63102
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Philip Lombardo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wells Fargo Advisors, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

None


MICHAEL D. RAMSEY
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis City
My Commission Expires: September 08, 2014
Commission Number: 10014631

Name: Philip Lombardo
Title: Chief Financial Officer

Michael D. Ramsey 2/22/2012
Notary Public

This report ** contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
	(c)	**Statement of Income**
	(d)	**Statement of Cash Flows**
	(e)	**Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital**
	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors**
X	(g)	**Computation of Net Capital**
X	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
X	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
	(k)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report**
	(n)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**

Note: The table of contents was incorporated within the audited financial statements.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

Report of Independent Registered Public Accounting Firm

The Board of Managers
Wells Fargo Advisors, LLC:

We have audited the accompanying consolidated statement of financial condition of Wells Fargo Advisors, LLC and subsidiaries (the Company), a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC, as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wells Fargo Advisors, LLC and subsidiaries as of December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the consolidated statement of financial condition taken as a whole. The supplementary information contained in schedules 1, 2, and 3 required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act is presented for purposes of additional analysis and is not a required part of the consolidated statement of financial condition. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated statement of financial condition. The information has been subjected to the auditing procedures applied in the audit of the consolidated statement of financial condition and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated statement of financial condition, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated statement of financial condition taken as a whole.

KPMG LLP

February 23, 2012

WELLS FARGO ADVISORS, LLC

(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)
Consolidated Statement of Financial Condition
December 31, 2011
(Dollars in thousands)

Assets		
Cash and cash equivalents	$	510,845
Cash segregated under federal and other regulations		386,103
Securities purchased under agreements to resell		1,261,019
Receivable from brokers, dealers and clearing organizations		1,149,176
Receivable from customers, net of allowance		4,948,366
Loans and notes receivable from financial advisors, net		2,686,404
Securities owned, at fair value		1,109,115
Property, equipment and leasehold improvements, net		291,272
Goodwill and intangible asset, net		1,443,239
Receivable from affiliates		54,870
Other assets		532,925
Total assets	$	14,373,334
Liabilities and Member's Equity		
Short-term borrowings	$	17,568
Securities sold under agreements to repurchase		131,816
Payable to brokers, dealers and clearing organizations		1,819,129
Payable to customers		3,196,056
Securities sold, not yet purchased, at fair value		181,077
Accrued compensation and benefits		591,064
Deferred compensation plan liabilities		853,089
Payable to affiliates		371,844
Accrued expenses and other liabilities		396,206
Total liabilities		7,557,849
Subordinated borrowings		120,000
Member's equity		6,695,485
Total liabilities and member's equity	$	14,373,334

See accompanying notes to Statement of Financial Condition.

WELLS FARGO ADVISORS, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Notes to Consolidated Statement of Financial Condition

December 31, 2011

(Dollars in thousands)

(1) Organization and Basis of Presentation

Wells Fargo Advisors, LLC and subsidiaries (collectively referred to as "the Company"), is a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC (WSFH), which is a wholly owned subsidiary of Wells Fargo & Company (WFC). WSFH serves as the holding company for the retail brokerage and clearing businesses headquartered in St. Louis, Missouri. WSFH's principal operating subsidiaries are the Company and Wells Fargo Advisors Financial Network, LLC (FINET). The Company's only significant subsidiary is First Clearing, LLC (FCLLC), a U.S. registered broker-dealer.

On January 1, 2011, the brokerage operations of Wells Fargo Investments, LLC (WFI), an affiliate, was contributed to the Company. Since this was a transaction between entities under common control, assets and liabilities were transferred at historical cost basis and presented as a part of the operations of the Company in the Consolidated Statement of Financial Condition as of January 1, 2011. As a result of the contribution, the Company's equity increased by $553,872.

On December 1, 2011, WSFH contributed its ownership interest in FCLLC, to the Company and FCLLC became a wholly owned subsidiary of the Company. FCLLC's primary activities are those of a clearing broker-dealer for the Company, FINET and for unaffiliated correspondent broker-dealers. Since this was a transaction between entities under common control, assets and liabilities were transferred at their historical cost basis and presented as a part of the operations of the Company in the Consolidated Statement of Financial Condition as of January 1, 2011. As a result of the contribution, the Company's equity increased by $1,470,245.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC), a futures commission merchant with the Commodity Futures Trading Commission (CFTC), and is a member of the Financial Industry Regulatory Authority (FINRA), the National Futures Association (NFA) and the Securities Investors Protection Corporation (SIPC). The Company's business activities include securities and commodities brokerage, investment advisory and asset management services. The Company clears substantially all customer security transactions on a fully-disclosed basis. The Company clears its commodities transactions through Jefferies Bache on a fully-disclosed basis. The Company self-clears its foreign currency denominated security transactions and certain repurchase and reverse repurchase agreements. The Consolidated Statement of Financial Condition includes the accounts of Wells Fargo Advisors, LLC and its subsidiaries. All intercompany balances have been eliminated in consolidation.

The preparation of the Consolidated Statement of Financial Condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Statement of Financial Condition and

amounts of income and expense during the reporting period. Actual results could differ from those estimates.

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Transactions

Trading of securities held to accommodate expected customer order flow is recorded on trade date, as if they had settled. Customers' securities transactions are recorded on a settlement-date basis.

Securities owned and securities sold, not yet purchased are carried at fair value. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the Consolidated Statement of Financial Condition as the Company does not have title to these assets.

Securities Purchased/Sold Under Agreements to Resell/Repurchase

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements) or sales of securities under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. These transactions are primarily reverse repurchase agreements of U.S. government agency mortgage backed securities. The Company manages the credit risk associated with these transactions by monitoring the fair value of the collateral obtained, including accrued interest, and by requesting additional collateral when deemed appropriate. As of December 31, 2011, the fair value of this collateral was $1,281,242. It is the Company's policy to obtain possession and control of securities purchased under agreements to resell.

Fair Value

Securities purchased under agreements to resell, receivable from brokers, dealers and clearing organizations, receivable from customers, receivable from affiliates, loans and notes receivable from financial advisors, short-term borrowings, securities sold under agreements to repurchase, payable to brokers, dealers and clearing organizations, payable to customers and payable to affiliates are recorded at amounts that approximate fair value. The fair value of certain of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or the variable interest rates of many of these instruments.

The Company categorizes its assets and liabilities that are accounted for at fair value in the Consolidated Statement of Financial Condition into a fair value hierarchy as defined by U.S. generally accepted accounting principles. The fair value hierarchy is directly related to the

amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities (see Note 7).

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Depreciation of property and equipment is recognized on a straight-line basis using estimated useful lives which generally range from three to eight years. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the remaining term of the lease. The Company periodically reviews the estimated useful lives of its fixed assets.

Goodwill and Intangible Asset

Goodwill is the cost of an acquired company in excess of the fair value of identifiable net assets at the acquisition date. Goodwill is tested annually, or more frequently under certain conditions, for impairment at the reporting unit level. If the fair value of the reporting unit exceeds its carrying value, its goodwill is not deemed to be impaired. If the fair value is less than the carrying value, a further analysis is required to determine the amount of impairment, if any.

Identified intangible assets that have a finite useful life are amortized in a manner that approximates the estimated decline in the economic value of the identified intangible assets. Identified intangible assets are periodically reviewed to determine whether there have been any events or circumstances to indicate the recorded amount are not recoverable. If the valuation of the intangible assets of the Company is less than their carrying amount, a loss is recognized to reduce the carrying amount to fair value, and when appropriate, the amortization period is also reduced.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes. The Company's taxable income becomes taxable to the respective members of WSFH, Everen Capital Corporation (Everen) and Wells Fargo Investment Group, Inc. Certain states and foreign jurisdictions do subject the Company to entity-level taxation as a single member limited liability company; therefore, the related state and foreign taxes have been provided on a small portion of the Company's taxable income.

Other

Other assets consist primarily of accrued revenue, interest receivable and prepaid and deferred expenses. Accrued expenses and other liabilities consist primarily of vendor payables.

(Dollars in thousands)

(3) Cash Segregated Under Federal and Other Regulations

The Company is required to segregate cash in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3 (the Customer Protection Rule). The Company performs the computation for assets in the propriety accounts of its introducing brokers (PAIB) in accordance with the customer reserve computation set forth in the Customer Protection rule, so as to enable introducing brokers to include PAIB assets as allowable assets in their net capital computations, to the extent allowable under the SEC Rule 15c3-1 (the Net Capital Rule). At December 31, 2011, the Company segregated $386,103 of cash in special reserve bank accounts for the benefit of customers and PAIB under the Customer Protection Rule. At December 31, 2011, cash or securities were not required to be segregated under the Commodity Exchange Act (CEA) as there were no funds deposited by customers held by the Company or funds accruing to customers owned by the Company as a result of trades or contracts.

(4) Collateral

The Company accepts collateral under securities borrowed agreements and for credit extended to customers. The Company is permitted to repledge or sell these securities held as collateral. At December 31, 2011, the fair value of this collateral is $6,157,969, of which $2,374,244 had been repledged by the Company. The collateral is received primarily from other broker-dealers and customers and is used by the Company primarily to enter into securities lending agreements and to effectuate short sales made by customers.

(5) Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations consist of the following at December 31, 2011:

Receivable from brokers, dealers and clearing organizations:		
Deposits paid for securities borrowed	$	841,535
Receivable from clearing organizations		105,654
Securities failed to deliver		105,088
Receivable from broker-dealer		96,899
	$	1,149,176
Payable to brokers, dealers and clearing organizations:		
Deposits received from securities loaned	$	1,528,992
Securities failed to receive		145,970
Payable to clearing organizations		57,642
Payable to broker-dealer		86,524
	$	1,819,129

(Dollars in thousands)

(6) Receivable from and Payable to Customers

Receivable from and payable to customers represent balances arising in connection with normal cash and margin transactions. Receivable from customers consists primarily of margin loans to customers and customer cash debits. Payable to customers consists primarily of customer free credits.

The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible from unsecured customer balances receivable. At December 31, 2011, receivable from customers is reported net of the allowance for doubtful accounts of $9,810.

(7) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2011, securities owned and securities sold, not yet purchased consist of the following, at fair value:

	Securities owned	Securities sold, not yet purchased
Bankers' acceptances, commercial paper, and certificates of deposit	$ 9,057	$ 1,236
U.S. government and agency obligations	132,435	95,247
State and municipal government obligations	119,194	192
Corporate obligations	70,086	75,454
Stocks and warrants	778,343	8,948
Total	$ 1,109,115	$ 181,077

The Company groups its financial assets and liabilities measured at fair value in three levels, based on markets in which these assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques in which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models and similar techniques.

(Dollars in thousands)

Where significant inputs are unobservable in the market due to limited activity or a less liquid market, securities valued using models with such inputs are classified in Level 3 of the fair value hierarchy. The Company has no assets classified in Level 3.

The Company monitors the availability of observable market data to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. The amounts reported as transfers represent fair value as of the beginning of the period in which the transfer occurred.

The Company evaluates the significance of transfers between levels based upon the nature of the financial instruments and size of the transfer relative to total assets, total liabilities or total income. For the year ended December 31, 2011, the Company transferred $843,388 of the Company's investments which are held as an economic hedge to the deferred compensation plans from Level 2 to Level 1. The transfer was made due to increased use of observable market data. The balances of assets and liabilities measured at fair value as of December 31, 2011, are as follows:

	Total	Level 1	Level 2
Banker's acceptances, commercial paper, and certificates of deposit	$ 9,057	$ -	$ 9,057
U.S. government & agency obligations	132,435	117,103	15,332
State and municipal government obligations	119,194	-	119,194
Corporate obligations	70,086	-	70,086
Stocks and warrants	778,343	766,046	12,297
Securities owned	$ 1,109,115	$ 883,149	$ 225,966
Cash equivalents	100,004	100,004	-
Total	$ 1,209,119	$ 983,153	$ 225,966
Banker's acceptances, commercial paper, and certificates of deposit	$ 1,236	$ -	$ 1,236
U.S. government & agency obligations	95,247	95,247	-
State and municipal government obligations	192	-	192
Corporate obligations	75,454	-	75,454
Stocks and warrants	8,948	-	8,948
Securities sold, not yet purchased	$ 181,077	$ 95,247	$ 85,830

(Dollars in thousands)

(8) Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following at December 31, 2011:

Property and leasehold improvements	$	340,248
Communications and computer equipment		8,116
Furniture and equipment		59,615
		407,979
Accumulated depreciation and amortization		(116,707)
Total	$	291,272

(9) Transactions with Affiliated Parties

Services Provided by Affiliates

The Company has entered into service agreements with certain affiliates under which the Company receives certain technology and systems, operations, product support and administrative support services.

The Company has agreements with WFC and its affiliates for general and administration services which are directly billed.

Clearing Services

The Company provides retail clearing services for its affiliate, FINET. The Company collects revenues from customers on behalf of FINET from which it deducts its retail clearing service fees. At December 31, 2011, the Company owed $7,363 to FINET which is included in payable to brokers, dealers and clearing organizations in the Statement of Financial Condition.

In conjunction with the retail clearing services provided to FINET, the Company rebates all interest income earned on margin balances of FINET retail customer relationships to FINET net of the interest expense incurred by the Company to finance those margin loans.

Money Market and Bank Sweep

The Company has arrangements with Wells Fargo Fund Distributors, LLC (WF Funds), an affiliated mutual fund company, in which it receives various fees for servicing customers invested in WF Funds money market funds.

The Company has arrangements with affiliated banks under which it offers a bank deposit product to which customers' available cash balances are swept into overnight deposit accounts.

(Dollars in thousands)

Other

Certain customer brokerage transactions are conducted at Wells Fargo Bank, N.A. (WFBNA). These transactions are settled on the following business day. At December 31, 2011, the Company has a payable to WFBNA totaling $288,409, which is included in payable to affiliates in the Consolidated Statement of Financial Condition.

At December 31, 2011, WFBNA had $1,261,019 outstanding with the Company under reverse repurchase agreements.

The Company earns fees from providing support and services in connection with client assets under third-party management, including mutual funds. Certain mutual funds may be affiliated with the Company.

At December 31, 2011, the Company had a net payable balance to WFC and other affiliates totaling $18,366, which is included in payable to affiliates and receivable from affiliates in the Consolidated Statement of Financial Condition.

The transactions with affiliates described above and the effect thereof on the accompanying Consolidated Statement of Financial Condition may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

(10) Loans and Notes Receivable from Financial Advisors

Loans and notes receivable from financial advisors represent amounts provided to financial advisors primarily as recruitment incentives and amounts provided for attaining certain production levels, assets under management and current client financial plans. Certain amounts provided to financial advisors as loans or notes receivable are forgiven or repaid either as a percentage of the financial advisor's gross production or on a fixed repayment schedule.

The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible. Loans and notes receivable from financial advisors are reported net of the allowance for doubtful accounts of $60,924 at December 31, 2011.

(11) Goodwill and Intangible Asset

Goodwill and intangible asset consists of the following at December 31, 2011:

Goodwill	$	1,236,291
Intangible asset, net		206,948
	$	1,443,239

At December 31, 2011, the gross carrying value of the brokerage relationship intangible asset and the related accumulated amortization amounted to $389,000 and $182,052, respectively.

(Dollars in thousands)

The Company amortizes the brokerage customer relationship intangible on an accelerated basis over a useful life not to exceed 10 years.

The Company's most recent impairment evaluation indicated that neither the Company's goodwill nor intangible assets were impaired.

(12) Short-term Financing

Short-term borrowings consist of $17,568 in outstanding bank drafts as of December 31, 2011.

The Company had available $1,000,000 in an uncommitted secured line of credit with WFBNA, an affiliated financial institution. The line of credit with WFBNA is collateralized by securities owned by the Company. At December 31, 2011, the Company did not have any balances outstanding on this line of credit.

In addition, the Company had available $50,000 in an uncommitted unsecured line of credit with Everen, an affiliated institution.

At December 31, 2011, the Company had $1,500,000 available in an uncommitted unsecured line of credit with WSFH. At December 31, 2011, the Company did not have any balances outstanding on the line of credit.

The Company had $750,000 in an uncommitted unsecured line of credit with WFC, an affiliated institution. At December 31, 2011, the Company had a $10,200 balance outstanding on this line of credit, which is included in payable to affiliates on the Consolidated Statement of Financial Condition. The interest on this loan is calculated using the WFC average cost of funds.

(13) Employee Benefits and Deferred Compensation Plans

Defined Contribution Retirement Plans

WFC sponsors a defined contribution retirement plan (the 401(k) Plan). There is also a frozen defined contribution plan resulting from a company acquired by Wachovia Corporation. This plan was merged into the 401(k) Plan on July 1, 2011. Under the 401(k) Plan, after one month of service, eligible employees may contribute up to 50% of their certified compensation, although there may be a lower limit for certain highly compensated employees in order to maintain the qualified status of the 401(k) Plan. Eligible employees who complete one year of service are eligible for company matching contributions, which are generally dollar for dollar up to 6% of an employee's qualifying compensation. Effective January 1, 2010, previous and future matching contributions are 100% vested for active participants. The 401(k) Plan permits discretionary profit sharing contributions. Based on 2011 earnings, WFC committed to make a contribution in shares of common stock to eligible employees' 401(k) Plan accounts equaling 2% of qualifying compensation.

(Dollars in thousands)

Deferred Compensation Plans

The Company maintains various unfunded deferred compensation plans in which select groups of employees are participants, as defined by the individual plans. Certain plans include awards subject to specific vesting dates or salary deferrals as defined in the individual plans.

Certain of the deferred compensation plans allow the participants to select a rate of return option which tracks the return on selected financial instruments. The Company attempts to economically hedge its exposure by purchasing investments which track the participants' returns. These assets totaled $766,046 at December 31, 2011, and are included in securities owned, at fair value in the Consolidated Statement of Financial Condition.

(14) Subordinated Borrowings

The Company has $120,000 outstanding on a subordinated loan agreement with WFC. The loan matures on January 31, 2013 with no scheduled principal payments until maturity. Each year the loan maturity date is automatically extended an additional year unless WFC provides notice at least seven months prior to the maturity date that the loan will not be extended. Interest is paid quarterly and is based on 90-day LIBOR rate plus 0.25%.

The Company has a $550,000 subordinated revolving line of credit with WFC. The line bears interest at a rate to be negotiated at the time of each advance, and all advances are due to be repaid no later than December 19, 2013. There were no borrowings on this subordinated note during the year ended December 31, 2011.

Borrowings under these subordinated lines are included in computing net capital under the SEC's Net Capital Rule. To the extent these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(15) Dividends

For the year ended December 31, 2011, the Company declared and paid $1,200,000 in dividends to WSFH, of which a portion represented a return of member's contributions. The Company's ability to make capital and certain other distributions is subject to the rules and regulations of the SEC, FINRA and various other regulatory agencies and exchanges.

(16) Net Capital

The Company is subject to the Net Capital Rule, which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method, permitted by the Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit balances arising from customer transactions, as defined. The Company is also subject to the net capital requirements of CFTC Regulation 1.17. The Company received flow through capital benefits from FCLLC of $785,335 in accordance with the Net Capital Rule. At December 31, 2011,

the Company had net capital of $1,448,731 which was $1,447,231 in excess of its required net capital of $1,500.

(17) Financial Instruments with off-balance sheet risk

In the normal course of business, the Company has activities that involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

(Dollars in thousands)

(18) Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries at December 31, 2011:

	Wells Fargo Advisors, LLC Unconsolidated	First Clearing, LLC	Other Subsidiaries	Eliminations	Wells Fargo Advisors, LLC Consolidated
Total Assets	$ 8,696,245	7,026,441	8,159	(1,357,511)	$ 14,373,334
Member's Equity	6,695,485	1,349,316	8,195	(1,357,511)	6,695,485

The Company prepares Part II of SEC Form X-17A-5 on an unconsolidated basis. The member's equity of FCLLC is included as capital in the consolidated computation of the Company's net capital, because the assets of the subsidiary are readily available for the protection of the Company's customers, broker-dealers and other creditors, as permitted by the Net Capital Rule, which resulted in an increase in net capital of $1,101,217.

(19) Commitments and Contingent Liabilities

Lease Obligations

The Company leases office space primarily related to its branch network and home offices under operating leases expiring at various dates through 2022. Minimum future rental payments required under such leases and minimum future sublease income to be received that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2011 are as follows:

Years ending December 31:	Operating leases	Non-cancelable subleases
2012	$ 189,472	$ 47,709
2013	170,914	41,064
2014	147,232	40,338
2015	82,339	2,695
2016	55,114	699
Thereafter	77,966	559

Minimum future rental commitments do not include operating leases entered into by affiliates for which the Company shares rent expense. Expense is allocated to the Company for its share of rent expense incurred under these operating leases and has not been included in the minimum future rental payments above.

Some of the Company's leases contain escalation clauses and renewal options.

(Dollars in thousands)

Litigation

The Company has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, based on current knowledge and after consultation with counsel, any change in liability will not have a material impact on the Company's consolidated financial position.

Other Contingencies

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others if certain events occur. These contingencies generally relate to changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the Consolidated Statement of Financial Condition as of December 31, 2011, related to these indemnification clauses.

(20) Subsequent Event

The Company has evaluated the effects of events that have occurred subsequent to December 31, 2011 through February 23, 2012, the date the Company issued its Consolidated Statement of Financial Condition. Effective February 17, 2012, the Company guaranteed all the obligations and liabilities of FCLLC pursuant to a written Guarantee of FCLLC. This written guarantee will provide additional liquidity benefits to FCLLC from the Company pursuant to the National Association of Securities Dealers (NASD) Notice to Members 98-99. There have been no other material events that would require adjustment in or disclosure to the Consolidated Statement of Financial Condition.

WELLS FARGO ADVISORS, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)
Computation of Net Capital Under Rule 15c3-1
December 31, 2011
(Dollars in thousands)

Net capital:		
Member's equity		$ 6,695,485
Liabilities subordinated to claims of general creditors		120,000
Other allowable credits		95,964
Total capital and allowable credits		6,911,449
Deductions and other charges:		
Nonallowable assets:		
Goodwill and other intangible assets	1,443,239	
Loans and advances, net	2,686,404	
Investments in and receivable from affiliates and subsidiaries	54,870	
Property, equipment and leasehold improvements, net	291,272	
Other assets	861,206	
		5,336,991
Additional charges for customers' security accounts		5,645
Other deductions and/or charges		842
Total deductions and/or charges		5,343,478
Net capital before haircuts on securities positions		1,567,971
Haircuts on securities:		
Bankers' acceptance, certificates of deposit, and commercial paper	507	
U.S. government and agency obligations	2,421	
State and municipal government obligations	7,518	
Corporate obligations	11,090	
Stocks and warrants	97,704	
Other securities	—	
		119,240
Net capital		1,448,731
Alternate net capital requirement		1,500
Excess net capital		$ 1,447,231

Note — The Company prepares Part II of SEC Form X-17A-5 on an unconsolidated basis. There are no material differences between this computation and that filed by the Company on the unaudited SEC Form X-17A-5 as of December 31, 2011, as filed on January 26, 2012.

See accompanying report from independent registered public accounting firm.

Schedule 2

WELLS FARGO ADVISORS, LLC

(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
December 31, 2011
(Dollars in thousands)

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	18,156
Monies borrowed collateralized by securities carried for the accounts of customers		—
Monies payable against customers' securities loaned		—
Customers' securities failed to receive		—
Credit balances in firm accounts which are attributable to principal sales to customers		—
Market value of stock dividends, stock splits and similar distributions receivable receivable outstanding over thirty calendar days		—
Market value of short securities and credits in all suspense accounts over thirty calendar days		—
Market value of securities which are in transfer in excess of 40 calendar days		—
Other		—
Total credits		18,156
Debit balances:		
Debit balances in customers' cash and margin accounts, excluding unsecured and partly secured accounts and accounts doubtful of collection		—
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		—
Customers' securities failed to deliver not older than thirty calendar days (including debit balances in continuous net settlement accounts)		—
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		—
Total aggregate debits		—
Less 3% for alternative method calculation		—
Total 15c3-3 debits		—
Reserve computation:		
Excess of total 15c3-3 credits over total debits	$	18,156
Required deposit	$	18,156
Amount held on deposit in a special reserve bank account, at December 31, 2011	$	40,068

Note — The Company prepares Part II of SEC Form X-17A-5 on an unconsolidated basis. There are no material differences between this computation and that filed by the Company on the unaudited SEC Form X-17A-5 as of December 31, 2011, as filed on January 26, 2012.

See accompanying report from independent registered public accounting firm.

Schedule 3

WELLS FARGO ADVISORS, LLC

(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)
Information Relating to the Possession or Control Requirements Under to Rule 15c3-3
December 31, 2011
(Dollars in thousands)

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3	$	—
Number of items		—
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$	—
Number of items		—

Note — The Company prepares Part II of SEC Form X-17A-5 on an unconsolidated basis. There are no material differences between this computation and that filed by the Company on the unaudited SEC Form X-17A-5 as of December 31, 2011, as filed on January 26, 2012.

See accompanying report from independent registered public accounting firm.



KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

RECEIVED
2012 FEB 28 PM 4:50
SEC / TM

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Managers
Wells Fargo Advisors, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Wells Fargo Advisors, LLC (the Company), a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ~~December 31~~, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

037180 FINRA DEC
WELLS FARGO ADVISORS LLC 19*19
H0005-034
ATTN: KEVIN LAWLOR REG FINANCE
1 N JEFFERSON AVE BLDG E-3
SAINT LOUIS MO 63103-2205

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Scott Seiffert (314)875-8761

2. A. General Assessment (item 2e from page 2) $ 10,064,835

B. Less payment made with SIPC-6 filed (exclude interest) (5,181,231)

July 28, 2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4,883,603

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $4,883,603

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,883,603

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wells Fargo Advisors, LLC
(Name of Corporation, Partnership or other organization)

Scott L. S[illegible]
(Authorized Signature)

Dated the 22 day of February, 20 12.

DIRECTOR OF REGULATORY REPORTING
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

C REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __________, 20___
and ending __________, 20___

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,023,984,195
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	44,091,420
Total additions	44,091,420
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,310,224,979
(2) Revenues from commodity transactions.	60,283,316
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	405,710,263
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	88,974,988
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	105,288,391
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
Total Non-Securities related Interest Income (Deductions in excess of $100,000 require documentation)	9,657,022
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $21,758,611	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $62,002,787	
Enter the greater of line (i) or (ii)	62,002,787
Total deductions	3,042,141,746
2d. SIPC Net Operating Revenues	$ 4,025,933,868
2e. General Assessment @ .0025	$ 10,064,835 (to page 1, line 2.A.)